FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Board of Directors' resolutions	7

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores) hereby informs of the following:

SIGNIFICANT EVENT

The Board of Directors of the Company in its meeting held today has adopted the following resolutions:

First.- The inclusion of a new modification to the Company's By-laws to submit to the next Annual General Shareholders' Meeting, comprising the addition of a new section 4 to Article 35 of the Company's By-laws, enabling the payment in kind of dividends and repayment in kind of the issue premium or of contributions in the event of a capital reduction.

Segundo.- The submission for approval by the Annual General Shareholders' Meeting of a new proposed resolution for the extraordinary payment of issue premium in cash and in kind. In this proposal there will be subsumed the proposal on the distribution of dividends with a charge to reserves approved by the Board of Directors on February 26th, 2003.

The proposed resolution consists of:

(a) Firstly, the distribution from the reserves of Additional paid-in capital ("Reserva de Prima por Emision de Acciones") of a payment for each and every share of the Company in circulation of 0.25 euro per share. This payment shall take place in two stages: first, 0.13 euro per share payable on July 3rd, 2003 and second, 0.12 per share payable on October 15th, 2003.

  Secondly, the distribution from the reserves of Additional paid-in capital to shareholders in Telefonica, S.A. of stock representing 30% of the share capital in "Antena 3 de Television, S.A." (Antena 3), currently represented by 50,000,400 shares with a carrying value on the company's books of 420,003,360 euro.

The exchange ratio shall be determined by dividing the number of Antena 3 shares to be distributed by the number of shares in Telefonica, S.A. eligible to participate in this distribution, subject to changes that may take place in accordance with possible share splits of Antena 3 equity.

Implementation of this resolution is subject to the condition precedent that Spanish National Securities Commission (Comision Nacional del Mercado de Valores) validates the admission to trading of the shares in Antena 3 before November 29th, 2003.

The block of shares in Antena 3 intended for distribution may be reduced by up to 5% of the share capital of Antena 3 if this is necessary to enable the public offer of shares in Antena 3 to take place in the best conditions possible.

The definitive amount of this distribution in kind of the issue premium and the final percentage of shares in Antena 3 to be distributed to shareholders in Telefonica, S.A., as well as the number of shares in Antena 3 corresponding to each share in Telefonica, S.A. shall be announced by this Company with sufficient prior notice.

Third.- The reorganisation of the Agenda of the next annual general meeting of shareholders, called for April 10th and 11th , 2003, of which the full text appears in the announcement included with the present report, which the Company intends to make public on March 20th, 2003.

The announcement is the following:

AGENDA OF THE ANNUAL GENERAL SHAREHOLDERS' MEETING

The Board of Directors of Telefonica, S.A., the Company, has resolved to CALL the Annual General Shareholders' Meeting of the Company, to be held in Madrid on April 10th, 2003 at 10.00 a.m. on first call at Recinto Ferial de la Casa de Campo, Pabellon de Cristal, Avenida de Portugal s.n. and on April 11th, 2003 at 12.00 a.m. on second call in the same place, if necessary legal quorum is not reached on first call.

The purpose of this call is to submit to the consideration and approval of the Annual General Shareholders' Meeting, the items stated in the Agenda below.

AGENDA

  Examination and approval, if applicable, of the Annual Accounts and Management Report of "Telefonica, S.A." and its Consolidated Group of Companies, as well as the proposal for the application of the results of Telefonica, S.A., offsetting losses against reserves, and that of the management of the Company's Board of Directors, all corresponding to fiscal 2002.

  Reelection, ratification and, if applicable, appointment of Directors.

  Designation of the Accounts Auditor for the 2003 fiscal year

  Authorization for the acquisition of treasury stock, directly or through Group companies.

  Delegation of powers to the Board of Directors for the issuance of debentures, bonds, promissory notes and other fixed income securities, be they simple, exchangeable and/or convertible and in this last case empowering the Board the right to exclude the shareholders' preemptive subscription rights, as well as those of the holders of convertible securities, and also granting the Board the power to guarantee issuances of Company subsidiaries.

  Reduction of share capital through the amortizing of treasury stock, with the exclusion of the right to opposition by creditors, through the redrafting of the article in the By-laws that refers to the share capital.

  Amending of article 28 of the Company's By-laws (transparency and disclosure of the remuneration to Directors), the drawing up of a new 31 bis article (Audit and Control Committee of the Board of Directors) and insertion of a new article 35.4 (payment in kind of dividends and repayment in kind of the issue premium or of contributions in the event of a capital reduction).

  The setting of the annual remuneration to be received by the Directors, in their entirety, in accordance with article 28.1 of the By-laws.

  Extraordinary payment of issue premium in cash and in kind.

  Delegation of powers for the formalizing, interpreting, correcting and executing of the resolutions adopted by the Annual General Shareholders' Meeting.

PARTICIPATION OF PUBLIC NOTARY IN THE ANNUAL GENERAL SHAREHOLDERS' MEETING

The Board of Directors has agreed to request the presence of a Public Notary to draw up the minutes of the Meeting, in accordance with article 114 of the Spanish Law of Corporations (Ley de Sociedades Anonimas) in relation with articles 101 and 103 of the Mercantile Register's rules and regulations (Reglamento del Registro Mercantil)

RIGHT TO INFORMATION

In accordance with that set forth in articles 144, 212 and those concordant in the Spanish Law of Corporations, the Company's shareholders are entitled to examine and obtain, at the Company's head offices, copies of the documents which, in relation with points I,V,VI and VII of the Agenda, are to be submitted for approval by the Shareholders' Meeting. The documents also include the complete texts of the resolutions proposed and the preceptive reports. Shareholders may also request that all this information be sent to them free of charge. The full text of draft point IX on the Agenda shall also be made available to shareholders.

RIGHT TO ATTEND

Every shareholder shall be entitled to attend the Annual General Shareholders' Meeting who holds, at least, 300 shares entered in the shareholder's name in the corresponding registry of account entries no less than five days before the date on which the General Meeting is to be held, and provided, also, that each shareholder documents such circumstance by means of the corresponding attendance card, or else, by producing a certificate issued by any member Entity of the Spanish Securities Clearance and Settlement Service (Servicio de Compensacion y Liquidacion de Valores), or by any other means contemplated under the legal provisions in force.

Any shareholder entitled to attend shall be allowed to delegate his or her representation at the General Meeting upon another person, who needs not be a shareholder. This representation may be granted through the filling in of the section on the attendance card that refers to delegation, or in any way that is accepted by the Law. In the documents that reflect the representations for the Shareholders' Meeting, the instructions regarding voting will appear, and it is understood that should no specific instructions be given the representative will vote in favour of the proposed resolutions drawn up by the Board of Directors regarding the points included on the Agenda, and in accordance with his/her own criteria regarding any other matter not included on the Agenda and submitted for voting by the Shareholders' Meeting, as at the date of delegation this matter was unknown. Should the delegation form not reflect the specific person in whom the shareholder has delegated, it will be understood that the vote favours the Executive Chairman of "Telefonica, S.A.", Mr. Cesar Alierta Izuel, or, should the case arise, the vote will be cast in favour of the person responsible for presiding over the Annual General Shareholders' Meeting.

Shareholders who hold a lesser number of shares shall be allowed at any time to delegate the representation thereof upon a shareholder enjoying the right to attend the Meeting, and they shall also be entitled to join other shareholders in a similar situation, in order to reach, jointly, the required number of shares and bestowing the right in writing.

Shareholders should be aware that should no announcement be publicly made in the Press to the contrary, the Shareholders' Meeting will be held at second call on April 11th, 2003, at 12:00 a.m. at the place previously stated.

Madrid, March 18th , 2003

THE GENERAL SECRETARY AND SECRETARY OF THE BOARD OF DIRECTORS

ANTONIO ALONSO UREBA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 19th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors